Exhibit 3.1

Text of Amendments to Articles of Association

Art. 5 Authorized Share Capital [intentionally omitted]

The Board of Directors is authorized to increase the Share Capital no later than June 27, 2012, by a maximum amount of CHF 1,040,387,090 by issuing a maximum of 104,038,709 fully paid-up registered Shares with a par value of CHF 10 each. An increase of the Share Capital (i) by means of an offering underwritten by a financial institution, a syndicate of financial institutions or another third party or third parties, followed by an offer to the then-existing shareholders of the Company, and (ii) in partial amounts, shall be permissible.

The Board of Directors shall determine the time of the issuance, the issue price, the manner in which the new Shares have to be paid-up, the date from which the Shares carry the right to dividends, the conditions for the exercise of the preemptive rights and the allotment of preemptive rights that have not been exercised. The Board of Directors may allow the preemptive rights that have not been exercised to expire, or it may place such rights or Shares, the preemptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of the Company

The Board of Directors is authorized to withdraw or limit the preemptive rights of the shareholders and to allot them to third parties for important reasons, including: